Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the quarter ended March 31, 2010 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2009. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is May 18, 2010. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 12).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require a minimum proportion of renewable power supply. The Company’s view is that the demand for renewable power is strong and growing, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as it is with wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy includes the continuing development of its Blue Mountain property, growing revenue, earnings and organizational capabilities as rapidly as possible, and also developing additional projects within the time frame of the opportunity presented by the American Recovery and Reinvestment Act (ARRA) stimulus program and before expiration of the US production tax credit (“PTC”) incentives that have been extended to December 31, 2013. These programs present an opportunity, as long as program requirements are met, for reimbursement of 30% of project capital costs if commercial by December 31, 2013. In this regard, the Company continues to make significant progress.

As part of this work, on October 29, 2009, NGP was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the Black Warrior Geothermal Project from the United States Department of Energy (“DOE”). The DOE funding, combined with equal funding from NGP, when available, will be used to conduct confirmation drilling to further demonstrate the viability of geothermal resources at both projects. In the short term the Company has begun permitting and planning drilling programs at Crump Geyser and Pumpernickel valley. Two Pumpernickel valley production well permits were received subsequent to the quarter end.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

At Blue Mountain, the Company has completed construction of a 49.5 MW (gross) power plant and a 120 KV power transmission line. Also, the plant has been in Commercial Operation since November 20th, 2009. The Company has a 20-year Power Purchase Agreement (“PPA”) with NV Energy (“NVE”) for the sale of 36.1 – 44.1 MW (net) and a Large Generator Interconnection Agreement (“LGIA”), also with NV Energy, for up to 75 MW. Financing was provided by Trust Company of the West (“TCW”), a major New York based investment management firm. Testing indicates the Blue Mountain Faulkner 1 plant can generate significantly more than the targeted 40 MW (net). When additional wells are drilled to support additional power generation, power output might reach 47 MW (net).

The Faulkner 1 geothermal power plant experienced an outage on January 16, 2010. The Company gave a notice of Force Majeure to NV Energy on January 18. NV Energy has acknowledged the notice and the Company does not believe it has liabilities under the PPA. NGP and its Engineering Procurement and Construction (EPC) contractor reacted quickly; replacing a power cable system, restarting partial production on February 23, 2010 and bringing the plant back to commercial operation during early March 2010. The additional EPC work was covered by the warranty and the Company continues to discuss associated costs, particularly lost income, with both the contractor and its insurance providers. All parties continue to assess their respective responsibilities.

During the quarter, the Company completed wells 55-15, 58-11 and 91-15, and began drilling well 41-27 which was completed subsequent to the quarter end. Wells 55-15 and 58-11, connected in January 2010 and April 2010, respectively, are providing the planned reservoir support and have significantly increased injection capability. Electricity generation capacity is expected to increase from the April 37 MW average when additional production wells are connected and the Company develops reservoir management experience. Stimulation of production well 44-14 continued during the quarter and permeability increased dramatically. It is being connected as quickly as possible and the Company expects it to raise potential plant output by a further 5-7 MW. The Company plans to stimulate wells 91-15 and 89-11 in an attempt to increase production further, and the Company is considering additional drilling.

GeothermEx Inc., originally estimated the resource at 40 MW (net) (90% probability) and is providing computer simulation of the reservoir performance. The modeling indicates the Blue Mountain reservoir has the capacity to produce over 40 MW net, so the Company continues work to develop and improve production capacity. Modeling by GeothermEx also indicates the Company would be wise to drill additional wells to prevent temperature decline in the reservoir. A resource report was submitted to lenders during March 2010. Additional drilling is expected in the short term to support maximum power production and, given the continuing work, the Company expects to apply for a second US Department of Treasury grant once final project expenditures are paid.

The Company has not been in compliance with certain terms of the TCW loan agreement since June, 30, 2009 and an agreement in principle with TCW that would have expired at March 31, 2010 is continuing, without change, by mutual agreement. Both parties have agreed to document the agreement in principle when the potential John Hancock Life Insurance Company (“John Hancock”) loan closes.

During November 2009, the Company reached an agreement in principle with TCW as follows: in exchange for 4.5 million NGP Inc. warrants exercisable at $1.50 Cdn, TCW permitted a portion of the funds from the first US Department of Treasury grant to be used for additional drilling and final project costs (approximately $25.9 million), and for general corporate purposes ($2 million). TCW also waived the project capital expenditure restrictions, a yield maintenance repayment penalty that would have become effective at commercial operation (“COD”) and an interest coverage covenant. The agreement in principle facilitated declaring Commercial Operation under the PPA and full contract electricity pricing pending the potential John Hancock loan.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

On October 13, 2009 the Company announced that it appointed John Hancock to be the exclusive debt provider for up to $95 Million 20-year term loan. Further to the above, on October 7, 2009, the DOE issued its first Loan Guarantee Solicitation under its Financial Institutions Partnership Program (FIPP). The new DOE program is designed to facilitate long term financing for renewable development projects using commercial technology and applies to 80 percent of the loan amount. The DOE will make available up to $750 million to pay for the Credit Subsidy Cost of loan guarantees which it estimates will support guarantees for $4-8 billion in loans. John Hancock, as Lender for the 'Faulkner 1' geothermal project, has made an application to the DOE for a Loan Guarantee under the FIPP. The interest rate per annum under the potential term facility will be fixed at the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread. Based on the current treasury yield and depending on the DOE participation with a Loan Guarantee, the John Hancock facility should be priced between 5.0% and 7.5%. As indicated above a resource report was submitted to lenders during March 2010. The Company believes due diligence is close to complete. Legal work and the approval process continue in earnest.

The Company believes the drilling program, current plant operation and the March GeothermEx report support the minimum PPA power requirements and that TCW will maintain, without change, the agreement in principle reached during November 2009 until the potential John Hancock loan closes. The Company is highly dependent upon successfully replacing a substantial portion of the TCW loan with the lower interest rate John Hancock loan.

GEOTHERMAL PROPERTY INTERESTS

As at March 31, 2010, the Company’s geothermal property interests comprised the following:

1) Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

On October 10, 2009, the Company declared substantial completion of the Faulkner I Power Plant at Blue Mountain and on November 20, 2009 commercial operation was declared. Production was approximately 28 MW (net) for the month of December as drilling and well connection continued. Despite an outage during January, due to incorrect wiring installation, additional injection capacity facilitated power production in the range of the PPA minimum (36.1 MW net) by the end of the quarter. During April, the power production averaged approximately 37 MW net and the Company began work to connect well 44-14 that is anticipated to increase power production by 5 – 7 MW.

2) Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases. The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft). Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F). Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

Three thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients higher than 100°C/km. The third was the highest, and this new information helped to confirm a deep exploration well target. A deep exploratory well is planned when funding is available. In April 2010, the Company received a second drilling permit for a full size well. Two production wells are permitted. In addition, the Company submitted an application for a permit to drill an intermediate size exploration hole.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

3) Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Field reconnaissance and data reviews are continuing. A thermal anomaly contour map helped identify a target location for an exploration well which will help assess deep resource temperatures, fluid characteristics and geothermometry. A well pad has been graded and minor improvements to a short section of road have been completed. Future work will be partially funded by $1.6 million matching funding from the US DOE under the American Reinvestment and Recovery Act. DOE paperwork and final approval is in progress.

4) Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 40MW (90% probability) geothermal resource, a most likely resource of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. Thermochem Labs was retained to evaluate the geothermometry, and subsequently confirmed the reservoir temperature.

During May through August 2008, a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for drilling shallow and intermediate depth thermal gradient wells. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries prior to planned drilling later in 2010. An environmental study is planned, to determine appropriate actions, prior to drilling and/or plant construction, to manage wetlands and lakes. The 2010 work program will be partially funded by the $1.7 million matching grant from the US DOE under the American Reinvestment and Recovery Act. Thermal gradient well permits were submitted to Department of Geology and Mineral Industries (“DOGAMI”) in March 2010, and are pending final approval. An ultralight aeromagnetic study was flown in March 2010 and is completed. The data is under technical review and interpretation both by NGP, and the United States Geological Survey (“USGS”). Planning for follow-up shallow seismic reflection work is in progress, and we target the survey during May or early June. Two slim-hole drill permit applications and three intermediate size “production test hole” applications were filed with DOGAMI following the quarter end. Approval is anticipated in late June or July 2010. Drilling is anticipated later in calendar 2010.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

FINANCIAL SUMMARY

The Company reports its results in US currency since its loan, its revenue and a large portion of its expenditures are denominated in US dollars. Revenue and plant operating costs are generated and primarily incurred within Nevada.

During the quarter ended March 31, 2010, the Company continued commercial operation, earning revenue of $2,963,744. The Company increased power production to approximately 36 MW but revenue was limited by the extended outage that resulted from an electrical incident during January. Gross margin at the plant, after amortization, was $288,043. Cash generation was not sufficient to cover cash expenses, including interest. The net loss for the quarter ($5,664,233) results largely from interest and amortization expense. The Company paid the required portion of TCW interest at quarter end and deferred the remainder, as permitted by the loan agreement.

The Company also continued to develop its geothermal properties, primarily advancing the program to provide deep injection and additional production at Blue Mountain, completing wells 55-15, 58-11 and 95-15, connecting well 55-15 and beginning work to connect well 58-15. During the quarter, the Company invested approximately $11 million.

At Commercial Operation the Company provided operating letters of credit to NV Energy in the amount of approximately $3.8 million. At quarter end, the letters of credit were in the process of being combined at Bank of the West, resulting in duplicate security deposits of $645,000. One of these duplicate restricted cash deposits was released subsequent to the quarter end.

During the quarter ended March 31, 2010, the Company’s net loss was $5,664,233 or $0.06 per share, compared to a loss of $476,277, or $0.005 per share, for the quarter ended March 31, 2009. Notable expenses for the quarter were: interest expense of $4,930,339 (2009 – nil) as loan interest was no longer capitalized to the construction of the plant; legal expenses of $273,748 (2009 – $23,202) due to work associated with PPA, EPC and Loan Agreements partly relating to the electrical outage and the TCW waiver; accounting and audit fees of $193,505 (2009 - $13,583) resulting from work associated with IFRS conversion, SOX and property tax management; and consulting fees of $83,836 (2009 -$63,251) relating mainly to fees paid on certain advisory services.

The Company recorded a non-cash stock-based compensation expense of $27,502 (2009 – $90,467), which decreased since awards declined. Also, the Company recorded a non-cash gain resulting from the charge relating to the change in fair value of the cash settled option of $83,738 (2009 – $118,591), which results largely from a recent revision of the power generation outlook. Included in the direct cost of energy production is $1,635,716 (2009 – nil) of amortization relating to the Blue Mountain plant and well-field.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

Losses are partially offset by interest income $28,759 (2009 – $35,823). The decrease during the most recent quarter results from a lower cash balance and lower short term interest rates.

SUMMARY OF QUARTERLY RESULTS

	Period	Revenue	Loss (Income)	Loss (income) per share
				(Basic and fully diluted)

3rd	Quarter 2010	$2,963,744	$5,664,233	$0.06
2nd	Quarter 2010	$2,644,045	$6,801,687	$0.07
1st	Quarter 2010	$ Nil	$1,835,587	$0.02
4th	Quarter 2009	$ Nil	$1,362,539	$0.01
3rd	Quarter 2009	$ Nil	$476,277	$0.01
2nd	Quarter 2009	$ Nil	$649,538	$0.01
1st	Quarter 2009	$ Nil	$2,600,406	$0.03
4th	Quarter 2008	$ Nil	$1,301,975	$0.01
3rd	Quarter 2008	$ Nil	$1,052,864	$0.01

The 3rd quarter of fiscal 2010 was affected by an electrical failure resulting in an extended shutdown. The loss in the period results primarily from interest expense and amortization as well as the shutdown. Accounting and legal expenses are also contributing. The Company’s operating expenses also relate to the financial resources available and the development work undertaken. Observable trends may not be meaningful.

TRANSACTIONS WITH RELATED PARTIES

As at March 31, 2010 a total of $43,120 (June 30, 2009 - $108,386) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the nine months ended March 31, 2010 and 2009, the following payments were made to or accrued for directors, officers, former officers and to companies controlled by directors of the Company:

	2010	2009

Salary and wages	$295,277	$224,155
Director fees	52,131	59,710
Consulting, including financing success fee	249,363	1,098,239

Salary and wages comprises amounts paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Consulting and success fees result primarily from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan. The Company estimates financing success fees payable to a director of the Company could reach, in total, approximately $2.6 million upon obtaining senior financing replacing all or a portion of the TCW financing.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2010, the Company had provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a A+ rated US bank. During the quarter, a $645,000 letter of credit in favour of NVE and issued by the Royal Bank of Canada was replaced with a letter of credit issued by Bank of the West, resulting in duplicate cash collaterization at quarter end.

Following the Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NV Energy its replacement power cost, if above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event, such as the January electrical failure, or an NV Energy emergency.

During the quarter, the Company extended the agreement in principle with TCW to issue TCW 4.5 million five-year warrants at Cdn$1.50 per share, that must be exercised within 30 days if the Company’s shares trade above Cdn$2 for 20 consecutive days, and under which TCW agreed to provide certain waivers and $27.9 million grant funds to be used to complete the Blue Mountain project and refund up to $2 million of prior NGP Inc. expenditures. The Company and TCW have agreed to conclude this agreement in principle when closing the potential John Hancock loan.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective October 1, 2008 the Company designated its US subsidiary self sustaining and changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the investment in the geothermal power plant in Nevada, its operation, and the associated US dollar denominated financing.

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that IFRS adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

The Company’s IFRS conversion plan is comprised of the following key elements:

1.	Project team and training

The Company has established a project team to lead the conversion process, and has obtained in-house IFRS expertise to complement assistance provided by consultants. Training of accounting personnel in the requirements of IFRS is taking place on a continuous basis, but a more formalized training program will be utilized where appropriate.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

2.	Accounting policies

In fiscal 2009, the Company performed an initial review of the differences between IFRS and Canadian GAAP, and identified a number of areas that will require additional investigation. The Company is in the process of drawing up a detailed IFRS implementation plan, which will lay out steps to be taken and set project timelines. As part of the detailed IFRS implementation plan, the Company is also updating and expanding its initial review conducted previously. The updated analysis will rank the differences identified according to urgency, using indicators such as the materiality of the expected change and the expected lead-time required for implementation. This will enable us to prioritize our efforts in the implementation process. Our preliminary review has identified a number of such areas, and work is under way in areas such as plant, property and equipment, which we believe will require the most amount of effort. The Company plans to finalize its implementation plan in its 2010 fiscal year, and carry out the full implementation process during its 2011 financial year.

The Company continues to monitor the development of standards by the International Accounting Standards Board (“IASB”). A number of IASB projects currently under way are expected to have an impact on our conversion to IFRS. The most important of these are the projects relating to classification and measurement of financial instruments, financial statements presentation and income taxes. The Company will not be able to complete its analysis of these standards until publication in their final form.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. These exemptions and exceptions will be addressed together with analysis of the standards to which they relate.

3.	Financial statement preparation

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP. The Company has incorporated a limited number of these disclosures in its financial statements and plans to expand the disclosures in 2010 and 2011, where possible. The Company will perform a final disclosure review before commencing the preparation of the comparative numbers in respect of the 2011 financial year that will be required in the Company’s first IFRS financial statements.

4.	Information technology and internal controls

The adoption of IFRS will require changes to both IT systems and systems of internal control. The Company will analyze the changes required as a part of the analysis of the impact of the different standards. Specific areas will require immediate attention, such as property, plant and equipment, and revenue. These areas are important as the Company is currently in the process of establishing the systems required for the start of commercial operation of the Blue Mountain project, and therefore has the opportunity to establish IFRS compliant systems from the outset.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

5.	Business impacts

The adoption of IFRS will affect the business activities of the Company, such as its planning and budgeting activities and debt covenants. The Company has identified debt covenants in its current agreements that will be affected by conversion, but does not expect a significant impact. The Company will continue to monitor the impact on future agreements, if any, and will attempt to deal with potential issues proactively.

With the adoption of IFRS, there will be no requirement to present a US GAAP reconciliation in the annual financial statements. In addition, only one year of comparative income statement information is required in the first set of IFRS financial statements.

The transition to IFRS is expected to have a material impact on the Company’s financial statements, and to consume significant resources over the next eighteen months.

During the previous quarter, the Company completed cost segregation work in support of its asset balances. The Company is in the process of updating this work with the aim to set up a capital assets register that will ensure compliance with the IFRS standards. The Company believes this is an area that is most significant and most urgent in its IFRS implementation project.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, term debt, long-term payables, and the cash settled option. The term debt and long term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ (S&P) rated western US bank.

Term debt is initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 12 of the financial statements. As of the date of this report, the Company had 95,576,504 common shares outstanding and 8,559,500 stock options outstanding at various exercise prices and future dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 104,136,004 common shares would be issued and outstanding. The 4.5 million warrants associated with the TCW agreement in principle will not be issued until the John Hancock loan closes.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not generate positive cash flow. At March 31, 2010 the Company had $9,767,178 in cash and equivalents on hand, and a working capital deficiency of $142,695,531. The Company would not be in compliance with the terms of the TCW loan without the agreement in principle to a waiver agreed on November 20, 2009. The Company expects full waiver documentation when the potential John Hancock loan closes, and in the meantime the TCW loan is classified as short term.

Cash on hand at May 18, 2010 includes approximately Cdn $2.4 million in the parent company accounts and approximately $5.2 million in the Blue Mountain project accounts controlled by TCW. At March 31, 2010, the TCW loan principal was approximately $162 million. Prior to the quarter end the Company extended the agreement in principle with TCW providing waivers of certain terms of the loan agreement until closing the potential John Hancock loan. The agreement in principle is subject to final approval by both parties and will be documented when the potential John Hancock loan closes.

The agreement in principle with TCW, once documented, provides waivers that result in compliance with the loan despite exceeding budgeted expenditures, and relief from both an interest coverage covenant and yield maintenance penalty until funding from the potential John Hancock loan. The yield maintenance penalty and interest coverage covenant were to take effect at commercial operation and the relevant waivers enabled the Company to declare commercial operation and begin invoicing NVE at the contracted power price.

On October 13, 2009, the Company announced that it appointed John Hancock to be the exclusive debt provider for up to $95 Million 20-year term loan. Further to the above, on October 7, 2009, the DOE issued its first Loan Guarantee Solicitation under its Financial Institutions Partnership Program (FIPP). John Hancock, as Lender for the 'Faulkner 1' geothermal project, has made an application to the DOE for a Loan Guarantee under the FIPP. The interest rate per annum under the potential term facility will be fixed at the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread. Based on the current treasury yield and depending on the DOE participation with a Loan Guarantee, the John Hancock facility should be priced between 5.0% and 7.5%. The Company continues to work in earnest to close the loan with all parties.

During January 2010, the Company’s power plant tripped off as a result of incorrect wiring installation by Ormat. The Company did not produce power from January 16, 2010 until late February. The Company re-established commercial production during early March and expects to earn sufficient income to pay the required cash portion of TCW interest at June 30, 2010. However, the Company requires additional funds to maintain its operations (including general and administrative support) and the planned pace of exploration and drilling at Blue Mountain and its other properties. Management believes the pace of development should be maintained since the US production tax credit and associated 30% cash grant expire on December 31, 2013. Accordingly, the Company may defer payment of 6% interest at June 30, 2010, as permitted by the loan agreement with TCW, and is working closely with a number of advisors as well as John Hancock to raise additional funds.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believe the primary risks to the Company relate to the cost of resource development (drilling) to increase power production, and the availability of funds from the potential John Hancock loan for drilling and to replace a portion of the TCW loan. In addition, the Company must raise funds to support on going operations and additional resource development. At the time of writing, the Company continues to work with John Hancock and DOE to gain approval of a DOE loan guarantee. The Company is highly dependent upon successfully concluding the John Hancock or similar financing, without which there could be a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

The Company has engaged John Hancock to provide long term debt up to $95 million which will be used to pay down the TCW loan and to fund additional drilling. However, this potential John Hancock loan is subject to due diligence and final credit committee approval by John Hancock. There is no certainty that the anticipated debt financing through John Hancock will be obtained. Failure to obtain the John Hancock loan, or a similar loan from another lender, and/or unsuccessful drilling may result in a default under the terms of the TCW loan agreement. In the event of a default TCW may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

The Company may not generate sufficient funds to pay general and administrative expenses after refinancing the TCW loan with the potential John Hancock loan. Consequently, the Company is working with advisors to raise additional funds. Historically, the Company has been able to complete all of its exploration activities and to meet its commitments. While it has been successful to date, there is no assurance that the Company will be successful in the future.

In August 2009, the Company began supplying power to NVE under a power purchase agreement (the “PPA”) at 60% - 80% of the anticipated 40 net MW target. During November 2009, the Company declared commercial operation, committing to supply on average a minimum of 36.1 MW annually. By March 31, 2010, the Company had increased power output to approximately the PPA minimum. The PPA provides for 7.5% less power production during 2010 and the Company expects to increase power production during the course of the year. However, there is no certainty the Company will meet the requirements of the PPA and in the event that the Company is unable to fulfill the requirements, and if NVE will not agree to amend the terms of the PPA, then the Company would be liable for additional NVE power purchase costs (above the PPA price) and/or the cost of replacement renewable energy credits (“REC”). Currently, the alternative cost of electricity is well below the PPA price and the Company forecasts full year RECs at the level required by the PPA. Even so, there is some risk the Company may be subject to penalties and/or that NVE would elect to terminate the PPA.

On November 20, 2009, the Company reached an agreement in principle with TCW regarding the use of grant proceeds for drilling. The proposed agreement is subject to due diligence and final approval by both parties. The proposed agreement provided the Company with $2 million for general corporate purposes and $25.9 million to complete additional drilling and to pay final project costs. The proposed agreement also will waive the non-compliance with budget requirements and, until the closing of the potential John Hancock loan, the agreement waives a yield maintenance penalty and will waive the interest coverage covenant. The agreement in principle facilitated “Commercial Operation” under the PPA with NV Energy which resulted in the contracted power price, rather than a lower start up rate. In return for these concessions, the Company agreed to give TCW 4.5 million five-year warrants, exercisable at Cdn $1.50, that must be exercised within 30 days if the Company’s shares trade above Cdn $2 for 20 consecutive days. The Company expects final approval of this agreement in principle concurrent with closing the potential John Hancock loan. The Company also expects additional modification of the TCW loan, the extent of which is currently unknown, at the potential John Hancock loan closing.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favorable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the NVE letters of credit, the Company holds a large investment (approximately $3.8 million) in certificates of deposit at Bank of the West, an A+ (S&P) rated Western US bank. The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2010	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2009 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.